UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011.

Commission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES SUCCESSFUL OFFERING OF ORDINARY NOTES

Medellin, Colombia, July 27, 2011

Today, Bancolombia S.A. (“Bancolombia”) issued ordinary notes in the local market and offered six hundred billion Colombian pesos (COP 600,000,000,000) (approximately USD 340.2 million) with the possibility of increasing it by a total aggregate amount of eight hundred billion Colombian pesos (COP 800,000,000,000) (approximately USD 453.6 million).

The demand for the offering was two trillion thirty two billion eight hundred and fifty six million Colombian Pesos (COP 2,032,856,000,000), equivalent to 3.38 times the size of the offering. The issued amount was of eight hundred thousand Ordinary Notes (800,000) corresponding to a total amount of eight hundred billion Colombian Pesos (COP 800,000,000,000).

The face value of each offered Ordinary Note is of one million Colombian Pesos (COP 1,000,000) and the minimum investment is equal to the value of ten (10) Ordinary Notes or ten million Colombian Pesos (COP 10,000,000).

The ordinary notes are issued in registered form (“a la orden”), are negotiable in the secondary market and have the following terms:

SERIES	SUBSERIES	MATURITY	COUPON RATE	AGGREGATE PRINCIPAL AMOUNT (COP MM)
D	D7	7 years	IPC + 4,05% E.A.	$ 100.563
D	D10	10 years	IPC + 4,25% E.A.	$ 117.630
D	D15	15 years	IPC + 4,60% E.A.	$ 248.030
E	E1.5	18 months	IBR + 1,58% N.M.V.	$ 246.123
E	E3	3 years	IBR + 1,70% N.M.V.	$ 87.654

The book-running manager for the transaction was Bancolombia. Banca de Inversión Bancolombia S.A. Corporación Financiera was the structuring agent and lead manager for the transaction and Valores Bancolombia S.A. Comisionista de Bolsa, Bolsa y Renta S.A. Comisionista de Bolsa, Correval S.A. Comisionista de Bolsa, Serfinco S.A. Comisionista de Bolsa and Helm Comisionista de Bolsa S.A. also participated in the transaction as co-managers.

This issuance was rated AAA(Col) by Fitch Ratings Colombia S.A. Sociedad Calificadora de Valores.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A.
(Registrant)

Date: July 27, 2011	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance